April 8, 2026

VIA EDGAR AND FACSIMILE

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Bradley Ecker
Evan Ewing

Re:	Stardust Power Inc.
Request to Withdraw Registration Statement on Form S-3
File No. 333-288954

Ladies and Gentlemen:

Stardust Power Inc. (“Registrant”) previously filed the above-referenced registration statement on Form S-3 on July 25, 2025 (the “Registration Statement”). Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience. The Registration Statement has not been declared effective by the Commission.

The Registrant no longer intends to proceed with a registered public offering pursuant to such registration statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Eric M. Scarazzo of Gibson, Dunn & Crutcher LLP at (212) 351-2389.

Sincerely,

/s/ Roshan Pujari
Name:	Roshan Pujari
Title:	Chief Executive Officer